VIA EDGAR

May 14, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:       Jim Lopez
Legal Branch Chief

Re:	Verso Paper Holdings LLC, et. al. Withdrawal of Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Verso Paper Holdings LLC, and its co-registrants Verso Paper Inc., Verso Paper LLC, Verso Androscoggin LLC, Verso Bucksport LLC, Verso Sartell LLC, Verso Quinnesec LLC, Verso Maine Energy LLC, Verso Paper Five Corp., Verso Fiber Farm LLC, and Nextier Solutions Corp. (together with Verso Paper Holdings LLC, the “Registrant”), hereby requests that its Rule 477 registration withdrawal request dated May 14, 2010 (the “Request”), filed with the Securities and Exchange Commission be withdrawn.  The Request was inadvertently submitted on the EDGAR system under the wrong file number (File No. 333-166066).  The Request should have been filed on the EDGAR system under File No. 333-163713.  The Registrant intends to refile the Request as soon as possible under the correct file number.

If you have any questions regarding this request, please contact Sung Pak of O’Melveny & Myers LLP at (212) 408-2456 or the undersigned at (901) 369-4105.

Respectfully submitted,

 /s/ Peter H. Kesser

Peter H. Kesser
Vice President, General Counsel and Secretary